May 23, 2012

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Attention: Mara L. Ransom, Assistant Director

Re:	Five Below, Inc.
Comments to Registration Statement on Form S-1 filed April 18, 2012
Commission File No. 333-180780

Ladies and Gentleman:

On behalf of Five Below, Inc. (the “Company”), in connection with the Company’s Registration Statement No. 333-180780 on Form S-1 (the “Registration Statement”) for the proposed initial public offering of its common stock (the “IPO”), we respectfully submit this letter in response to comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated May 16, 2012 (the “Comment Letter”). Page references contained in the response are to the prospectus contained in Amendment No. 1 to the Registration Statement, which is being filed concurrently with this response. For convenience of reference, we have recited your comments in bold face type and have followed each comment with the related Company response thereto. Additionally, supplemental information is being provided in this letter and under separate cover in response to certain of the Staff’s comments. Terms not defined herein have the same meaning as in the Registration Statement.

General

1.	Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

•	Describe how and when a company may lose emerging growth company status;

•

Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

Securities and Exchange Commission

May 23, 2012

•	State your election under Section 107(b) of the JOBS Act:

•

If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

•

If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

The Company does qualify as an “emerging growth company” under the JOBS Act; however, the Company does not intend to take advantage of any of the reduced public company reporting requirements afforded by the JOBS Act. The Company has revised the cover page and pages 54-55 of the prospectus in response to the Staff’s comment.

2.	Please revise throughout the prospectus to include all information that may not properly be excluded under Rule 430A. Please provide all information required with respect to the offering price range, underwriting discounts and the number of shares. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses. We may have further comments once items that are currently blank, such as portions of your capitalization and dilution tables, are completed.

Please note that Amendment No. 1 to the Registration Statement does not include a price range for the public offering price. The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will provide the omitted information in a future pre-effective amendment when such information is known. The Company confirms that such information will be included prior to any distribution of the preliminary prospectus and that it will allow the Staff sufficient time to review the Company’s complete disclosure prior to any request for effectiveness.

3.	All exhibits are subject to our review. Accordingly, please file or submit all of your exhibits with your next amendment, or as soon as possible. Please note that we may have comments on the legal opinion and other exhibits once they are filed. Understand that we will need adequate time to review these materials before accelerating effectiveness.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has filed all currently available exhibits required by the Exhibit Table provided in Item 601(a) of Regulation S-K and confirms that it will file all remaining exhibits in a future pre-effective amendment. The Company will provide the Staff sufficient time to review the exhibits before the Company requests that the Registration Statement become effective.

4.	Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has completed its review, including its review regarding the underwriting compensation terms and arrangements of this offering, and has no objections.

Securities and Exchange Commission

May 23, 2012

The Company acknowledges the Staff’s comment and respectfully advises the Staff that prior to the effectiveness of the Registration Statement, it will arrange to have FINRA call the Staff or provide the Staff with a letter indicating that FINRA has no objection to the underwriting compensation terms and arrangements discussed in the Registration Statement.

5.	Please provide us with any gatefold information such as pictures, graphics, or artwork that will be used in the prospectus.

The Company has revised the prospectus to include the gatefold information in response to the Staff’s comment.

Inside Front Cover Page of Prospectus

6.	Please delete the dealer prospectus delivery obligation language, as you have already provided this language on the outside back cover page of the prospectus, where it is required to appear. Refer to Item 502(b) of Regulation S-K.

The Company has deleted the disclosure on the inside front cover page of the prospectus in response to the Staff’s comment.

Market and Industry Data

7.	We note your statement regarding the market and industry data in your prospectus and that “[i]ndustry publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information” and that while you believe such studies and publications to be reliable you “have not independently verified market and industry data from third-party sources.” We also note your statement that “[w]hile we believe our internal company research is reliable and the definitions of our market and industry are appropriate, neither this research nor these definitions have been verified.” Please delete this language to avoid the implication that you are not responsible for the accuracy of the information you elect to include in your prospectus.

The Company has deleted the language on the inside front cover page of the prospectus in response to the Staff’s comment.

Prospectus Summary, page 1

Overview, page 1

8.	We note references throughout your prospectus to third-party sources, including The Buxton Company and EPM Communications, Inc., for statistical, qualitative and comparative statements contained in your prospectus. Please provide copies of these source materials to us, appropriately marked to highlight the sections relied upon and cross-referenced to your prospectus. Please also tell us supplementally whether you are affiliated with any such third parties.

Securities and Exchange Commission

May 23, 2012

Copies of the relevant portions of the The Buxton Company and EPM Communications, Inc. source materials are being provided to you supplementally under separate cover. Additionally, the Company advises the Staff that the Company is not affiliated with such parties.

9.	Please disclose whether the following statements are based upon management’s belief, industry data, reports/articles or any other source. If the statement is based upon management’s belief, please indicate that this is the case and include an explanation for the basis of such belief. Alternatively, if the information is based upon reports or articles, please disclose the source of the information in your filing and provide copies of these documents to us, appropriately marked to highlight the sections relied upon, consistent with comment 8 above.

•	“This segment of the population has a significant amount of disposable income as the vast majority of this age group’s basic needs are already met.” (page 3)

The Company has revised the disclosure on pages 3 and 59 of the prospectus in response to the Staff’s comment, which is based on management’s experience and industry knowledge.

•

“Our compelling value proposition and the dynamic nature of our merchandise offering has fostered universal appeal to teens and pre-teens, as well as customers across a variety of age groups beyond our target demographic.” (page 52)

The Company has revised the disclosure on pages 1, 56 and 59 of the prospectus in response to the Staff’s comment, which is based on management’s experience and industry knowledge.

•	Your statement under the “Competitive Strengths” section on page 52 that the teen and pre-teen customer base is “economically influential and resilient.”

The Company has revised the disclosure on page 57 of the prospectus in response to the Staff’s comment, which is based on management’s experience and industry knowledge.

10.	We note your references to “trend-right” merchandise, “the aspirational teen and pre-teen customer”, your “dynamic” product assortment and your “powerful” business model. Please revise your prospectus to clarify the meaning of these statements, and explain to investors why, for example, you believe that your business model is “powerful,” or otherwise revise these statements. This comment also applies to the Management’s Discussion & Analysis section of your prospectus, and elsewhere that these statements appear.

The Company has revised the disclosure on page 1 and removed the reference to the word “powerful” as it relates to our business model on pages 1, 38 and 56 of the prospectus in response to the Staff’s comment.

11.	Please balance your disclosure in this section with the risks you disclose in the risk factors and elsewhere in your prospectus. For example, you discuss your net sales and comparable store sales growth on page 1, without discussing the negative impact on your results of operations of any commodity cost increases or general inflation, as you disclose on page 39.

Securities and Exchange Commission

May 23, 2012

The Company has revised the disclosure on page 4 of the prospectus in response to the Staff’s comment.

Our Market Opportunity, page 3

12.	Please provide additional detail regarding your ability to grow your store base to include more than 2,000 locations, including the approximate time frame for growing your business as such. Please also state, if true, that although you believe you have the potential to grow your business to 2,000 stores, there is no guarantee that you will be able to grow your business to encompass 2,000 store locations. Please elaborate upon these plans and any resultant capital expenditure requirements in your Management’s Discussion and Analysis section.

The Company has revised the disclosure on pages 1, 3, 38, 39, 56 and 58 of the prospectus in response to the Staff’s comment.

Principal Shareholders, page 4

13.	We note that Advent’s current portfolio involves investments in 54 companies, including companies in the retail sector. If true, please disclose the fact that your principal shareholders may acquire or hold interests in businesses that compete directly with you, or may pursue acquisition opportunities that are complimentary to your business, making such an acquisition unavailable to you and tell us what consideration you gave to including a risk factor regarding these circumstances.

The Company has revised the disclosure on page 5 of the prospectus in response to the Staff’s comment and inserted a risk factor regarding these circumstances on page 22 of the prospectus.

14.	Please disclose in tabular format in this subsection or under a separate heading in “Summary” any payments, compensation, or the value of any equity that each of your principal shareholders, directors or executive officers received or will receive in connection with the offering, including from:

•	Dividends on your common stock;

•	Equity awards granted or vested in connection with the offering; and

•	Any proceeds of this offering.

The Company has revised the disclosure on page 5 of the prospectus in response to the Staff’s comment to reflect the distributions received by each of our principal shareholders, directors and executive officers in connection with the 2012 Dividend and the equity grants to be received by such individuals in connection with this offering. The Company expects that certain of these parties and their affiliates will be selling shareholders in the offering, and as such will receive proceeds from the offering. The Company respectfully advises the Staff that it will provide the specific dollar amounts of the proceeds in a future pre-effective amendment when such information is known.

Securities and Exchange Commission

May 23, 2012

Summary Financial and Other Data, page 9

15.	We note your inclusion of “Unaudited pro forma net income” on page 9. Please revise to disclose in this section that the Pro Forma information was prepared in accordance with Article 11 of Regulation S-X.

The Company has revised the disclosures on pages 9 and 35 of the prospectus to state that the pro forma information was prepared in accordance with Article 11 of Regulation S-X in response to the Staff’s comment.

16.	Refer to footnote (3) regarding your pro forma Financing Transaction and the exercise of the warrants adjustment in arriving at the pro forma EPS. Please note that pro forma income statement adjustments must be factually supportable and have a continuing impact to be included in your pro forma results. Tell us why you believe the planned Financing Transaction and the exercise of the warrants are factually supportable or revise.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Financing Transactions were completed on May 17, 2012 and the exercise of warrants occurred in the first quarter of 2012. Therefore, both events are considered factually supportable and will have a continuing impact. The Company respectfully advises the staff that because the warrants were exercised in full in the thirteen weeks ended April 28, 2012, the warrants will not be included in the pro forma income statement adjustments.

17.	Please provide a footnote for the reconciliation of your pro forma basic and diluted EPS to historical basic and diluted EPS. In this regard, the footnote should also reconcile the changes of the number of weighted average pro forma common shares in the denominator of the pro form EPS calculation.

The Company has revised footnote (3) on pages 9, 35 and 36 of the prospectus to include a reconciliation of pro forma basic and diluted EPS to historical basic and diluted EPS in response to the Staff’s comment.

Risk Factors, page 12

Insiders will continue to have substantial control over us…, page 23

18.	We note your disclosure that certain shareholders have executed irrevocable proxies appointing Messrs. Schlessinger and Vellios as proxies. Please tell us the materiality of such proxies as they relate to the ability of Messrs. Schlessinger and Vellios to “influence or control matters requiring approval by [y]our shareholders.”

The Company advises the Staff that the proxies are not material to the ability of Messrs. Schlessinger and Vellios to influence or control matters requiring approval by our shareholders. Pursuant to the terms of such proxies, as of April 28, 2012, Messrs. Schlessinger and Vellios had the power to vote 1,050,500 and 10,000 additional shares, respectively, of our common stock and, in each case, this represents less than 1% of our outstanding common stock. The Company respectfully advises the Staff that information related to the proxies is disclosed on page 99 of the prospectus.

Securities and Exchange Commission

May 23, 2012

Special Note Regarding Forward-Looking Statements, page 26

19.	Many of the statements in your prospectus relate to present facts or conditions, rather than to historical facts or future events. Accordingly, your statement in the first paragraph of this section that, “[f]orward-looking statements relate to expectations, beliefs . . . and similar expressions concerning matters that are not historical facts . . . .” appears to be overly broad. Please narrow your statement accordingly, or remove it.

The Company has revised the disclosure on page 25 of the prospectus in response to the Staff’s comment.

Use of Proceeds, page 28

20.	We note that you plan to use proceeds from this offering to repay your term loan facility and that you used the proceeds of your term loan facility to pay dividends to holders of your common stock and to holders of your Series A 8% preferred stock. Please disclose the amounts that your current executive officers, directors and beneficial owners received from the issuance of this dividend.

The Company has revised the disclosure on page 27 of the prospectus in response to the Staff’s comment.

21.	We note the use of proceeds for capital expenditures after paying offering expenses and the outstanding indebtedness if there are any proceeds left. Please quantify the amount of the proceeds used for capital expenditures once you determine the offering expenses and the outstanding indebtedness payoff amounts. We note from page 44 that you expect to spend approximately $20 million and $23 million for capital expenditures in fiscal 2012 and in fiscal 2013, respectively.

The Company has revised the disclosure on page 27 of the prospectus in response to the Staff’s comment to eliminate capital expenditures from the use of proceeds. Based on the Company’s current estimation, if any proceeds remain after the payment of offering-related expenses and the repayment of indebtedness, the Company will use such proceeds for general corporate purposes, including working capital. The Company respectfully advises the Staff that should the Company modify its plans with respect to its use of proceeds in this offering, it will notify the Staff and revise this information in a future pre-effective amendment.

Capitalization, page 30

22.	We note the actual column amounts not footed and that the presented total capitalization amount of $134 million represents both total liabilities and equity as of January 28, 2012. Please revise to include only outstanding indebtedness and equity amounts in the total capitalization.

The Company has revised the disclosure on page 29 of the prospectus to include only outstanding indebtedness and equity in the total capitalization in response to the Staff’s comment.

Securities and Exchange Commission

May 23, 2012

Selected Financial and Other Data, page 34

23.	Refer to your Adjusted EBITDA reconciliation which starts with net (loss) income. Please tell us what consideration you gave to providing a supplemental reconciliation of Adjusted EBITDA beginning with net income (loss) available to common shareholders. Alternatively, revise your disclosure to explain why your current reconciliation is appropriate.

In response to the Staff’s comment, the Company respectfully advises the Staff that it believes that reconciling Adjusted EBITDA starting with net (loss) income is appropriate given the intended use of the metric. The intent of the Company’s Adjusted EBITDA is to provide information to investors about its ongoing operating performance excluding certain non-cash and other items not related to ongoing performance and as a means to evaluate the Company’s period-to-period results. If the Company were to present its Adjusted EBITDA reconciliation starting with net income (loss) available to common shareholders, the Company would adjust for items reflected in the presentation of net income (loss) available to common shareholders such as preferred stock cumulative dividends, accretion of redeemable convertible preferred stock and net income attributable to participating securities. As a result, the Company believes that net (loss) income is the closest related GAAP measure to Adjusted EBITDA and therefore the Company believes that the presentation is appropriate.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 38

Overview, page 38

24.	Please provide a more detailed discussion of known trends, demands, commitments, events, or uncertainties that will have or are reasonably likely to have a material impact on your financial condition, operating performance, revenues or income, or result in your liquidity decreasing in any material way. For example, please discuss any material trends or uncertainties relating to your planned store expansion and the addition of a second distribution facility. In this regard, we note your disclosure elsewhere in the prospectus that you believe that you can expand from the 192 stores that you operated at the end of fiscal 2011 to more than 2,000 stores. Please also further discuss any trends or uncertainties associated with the limitation on your ability to pass along any increase commodity prices or respond to general inflationary pressures, as you disclose in the first full paragraph on page 39. Refer to Item 303 of Regulation S-K and the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 33-8350.

The Company has revised the disclosure on pages 38-39 of the prospectus in response to the Staff’s comment.

25.	We note your disclosure in the fourth paragraph of this section that you “have been successful in varying geographic regions, population densities and real estate settings.” Here, or in the Description of Business section, briefly describe the regions, population densities and real estate settings in which you have been successful. In this regard, we note your disclosure on page 54 that you “expect most of our near-term growth will occur within our existing eastern U.S. markets . . . .”

Securities and Exchange Commission

May 23, 2012

The Company has revised the disclosure on pages 3, 38 and 58 of the prospectus in response to the Staff’s comment. The Company respectfully advises that its expansion strategy is further described on pages 61-62 of the prospectus.

Results of Operations, page 42

Net Sales, page 42

26.	We note that your revenues increased significantly from fiscal 2010 to 2011, and it appears the majority of the increase is attributable to new stores that generated revenue in fiscal 2011 but did not generate revenue in fiscal 2010. As such, you should separately discuss the impact of these new stores in further detail by quantifying the number of new stores opened. You should also provide discussion of whether you expect this level of expansion to be sustainable or to change in the near future so that investors can evaluate the likelihood that the current trends will continue. We note from page 44 that you expect to construct and open 50 new stores in 2012.

The Company has revised its disclosure on pages 43-45 of the prospectus in response to the Staff’s comment. The Company respectfully advises that its growth plans for fiscal years 2012 and 2013 are described on page 3 of the prospectus.

27.	Your analysis of the underlying factors behind the changes in net sales is too general and vague for readers to understand the performance of your businesses. Please provide more robust disclosures by quantifying the effects due to sales volume versus those due to pricing for each period presented in your results of operations. Refer to Item 303(a)(3)(iii) of Regulation S-K.

The Company has revised its disclosure on pages 43-45 of the prospectus in response to the Staff’s comment.

Gross Profit, page 42

28.	Your discussion and analysis does not specifically address costs of goods sold. Instead, such disclosure is indirectly addressed in the context of gross profit. In this regard, it is not clear how such disclosure provides your investors with the depth of understanding and knowledge necessary to properly evaluate your business. As such, it appears your disclosures should be supplemented with or, preferably, replaced by a discussion of costs on a stand-alone basis. Such disclosures should also clearly identity the major cost components included in cost of sales. Also, please ensure that your revised disclosure provides appropriate explanation of underlying reasons for changes. For example, in addition to quantifying the impacts of changes in price and volume, explain the underlying reasons for these changes.

The Company has revised its disclosure on pages 43-45 of the prospectus in response to the Staff’s comment to specifically address cost of goods sold and its major cost components.

Securities and Exchange Commission

May 23, 2012

29.	Refer to your statement, “[t]he increase in gross margin was primarily the result of a 166 basis point increase due to the leveraging of buying and store occupancy expense.” Please revise this discussion by separately quantifying each underlying driver behind the changes in gross profit margin and explain, in plain English, the meaning of “leveraging of buying and store occupancy expense.”

The Company has revised its disclosure on pages 43-45 of the prospectus in response to the Staff’s comment, to separately quantify the underlying driver in the changes in gross profit margin and clarified the meaning of “leveraging of buying and store occupancy expense.”

30.	Please tell us and revise to quantify what effect changes in your shrink reserve had on your gross margins. Further, tell us and disclose the shrink reserve as a percentage of sales for the past three fiscal years and the reasons for any significant fluctuations.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company estimates shrink in the beginning of the fiscal year based on prior year results and makes any adjustments based on current trends and projections. In January, each store goes through a physical inventory count at which time our shrink is adjusted to actual results. As inventories are counted in the middle of January shrink is estimated for the final two weeks of the fiscal year. The table below shows our shrink reserve as a percentage of sales for the past three fiscal years. As the amount as a percentage of total sales is immaterial and has not significantly changed in the past three fiscal years, the Company has not revised its disclosure.

	Fiscal Year 2009	Fiscal Year 2010	Fiscal Year 2011
	(dollars in thousands)
Sales	$125,135	$197,189	$297,113
Shrink Reserve	$76	$95	$133
% of Sales	0.06%	0.05%	0.04%

Liquidity and Capital Resources, page 44

31.	Please revise to analyze the underlying reasons for the changes in your cash flows and to provide insights regarding the variability of your cash flows, rather than merely reciting the information as presented on the face of the cash flow statements. Refer to Section IV of our Release No. 33-8350.

The Company has revised its disclosure on pages 47-48 of the prospectus regarding liquidity and capital resources in accordance with Section IV of SEC Release No. 33-8350 in response to the Staff’s comment.

32.	Refer to your statement, “[t]he increase in net cash provided by operating activities was primarily the result of an increase in net sales and the reclassification of certain negative cash balances as accounts payable due to the timing of bank settlement.” We assume you are referring to bank overdrafts. If so, and to the extent material, disclose the amount by which your outstanding checks where in excess of the funds on deposit.

Securities and Exchange Commission

May 23, 2012

The company has revised its disclosure on page 47 of the prospectus to more clearly disclose that negative cash balances resulting from timing of bank settlement are the same as bank overdrafts. The company has also added supplemental disclosure regarding the book overdraft balance of $7.9 million.

Critical Accounting Policies and Estimates, page 48

33.	We note that your critical accounting policies generally provide the same information as the notes to your financial statements. We remind you that such disclosure should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements. The disclosure should provide greater insight into the quality and variability of information regarding financial condition and operating performance. While accounting policy notes in the financial statements generally describe the method used to apply an accounting principle, the discussion in MD&A should present a company’s analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. Refer to Section V of our Release 33-8350, available on our website at www.sec.gov/rules/interp/33-8350.htm. Please revise as appropriate.

The Company has revised its disclosure on pages 51-53 of the prospectus in accordance with Section V of SEC Release 33-8350 in response to the Staff’s comment.

Inventories, page 48

34.	We note you maintain markdown reserves for slow-moving and obsolete inventories. Please confirm that reserves, once established, are offset against inventory when the related inventory is disposed as opposed to a general reserve account that may be adjusted. In this regard, tell us and disclose a roll-forward schedule of your inventory reserve amounts, to the extent material, for all periods presented, in a footnote or in a supplemental Schedule II in accordance with Rule 5-04 of Regulation S-X. To the extent that is material, explain to us why you did not separately present the provision for the reserve in the cash flow statements on page F-6.

In response to the Staff’s comments, the Company respectfully advises the Staff that its policy is to reserve for estimated inventory obsolescence as necessary in an amount equal to the difference between the cost of inventory and estimated market value based on assumptions of future demand and market conditions. These reserves create a new cost basis for the inventory. The Company considered the guidance in SAB Topic 5BB and ASC 330-10-35 which indicate that inventory write-downs due to obsolescence establish a new cost basis and are therefore not required to be presented in a footnote or supplemental Schedule II in accordance with Rule 5-04 of Regulation S-X.

The Company has provided the following roll-forward schedule of markdown reserve amounts, noting the provision for the reserve is immaterial in all periods presented.

Period	Beginning Balance	Additions	Deletions	Ending Balance
	(in thousands)
Fiscal Year 2011	$1,296	$816	$(693)	$1,419
Fiscal Year 2010	$705	$779	$(188)	$1,296

Securities and Exchange Commission

May 23, 2012

Stock-Based Compensation, page 49

35.	We read your disclosure with respect to how you estimate the fair value of your common stock underlying your stock based awards. Please note that if your anticipated offering price is significantly more than the estimated fair value on which compensation expense was measured, please expand your disclosure within critical accounting policies to discuss and quantify the intervening economic events that occurred, operationally, financially and otherwise, between the issuance or grant date and the date you filed your registration statement that caused an increase in the fair value of your stock. In this regard, we note you recorded additional compensation cost in fiscal 2010 in connection with the modification of options.

Please note that Amendment No. 1 to the Registration Statement does not include a price range for the public offering price. The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will provide the omitted information when such information is available. The Company confirms that such information will be included prior to any distribution of the preliminary prospectus and that it will allow the Staff sufficient time to review the Company’s complete disclosure prior to any request for effectiveness.

Valuation Methodologies Used in Determining Fair Value, page 50

36.	We note your statement “[w]e then aggregated and analyzed the valuation results from these valuation methodologies to estimate an expected business enterprise value which was applied to our capital structure to determine a value per common share.” In that regard, please advise us and disclose in more detail on how you aggregated and analyzed the results from apparently different valuation methodologies to arrive at your per share valuation.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it engaged an independent valuation firm to assist management with its valuation of the Company’s common shares. After consideration of conventional valuation approaches and based on input from the independent valuation firm, the Company concluded that the income and market approaches were most appropriate. The income approach is a valuation technique that provides an estimation of the fair value of a business based upon the cash flows that it can be expected to generate over time. The market comparable approach is a valuation technique that provides an estimation of fair value based on market prices of publicly traded companies. With regard to weighting the conclusions that were reached by applying the income and market approaches, the Company considered the quality and the reliability of the data underlying each indication of value at each valuation date. Based on management’s analysis of the underlying data and using the probability-weighted expected return model described below, the weighting of value between the income and market approach was adjusted to provide the most reliable indication of value.

The Company also considered three valuation methods outlined in a practice aid titled Valuation of Privately-Held Company Equity Securities Issued as Compensation (the “Practice Aid”) published in 2004 by the American Institute of CPAs. The Practice Aid discusses three “top-down”

Securities and Exchange Commission

May 23, 2012

valuation methods that establish the fair value of the enterprise and then allocate this value among the various classes of equity. These methods are referred to as: (i) the current-value method, (ii) the option-pricing method and (iii) the probability-weighted expected return method (“PWERM”). For its valuations, the Company used the PWERM method for four discrete scenarios: (i) continuing as a private company (i.e., no liquidity event), (ii) initial public offering, (iii) strategic sale or merger and (iv) financial sale or merger. Management determined the likelihood of these various outcomes to further support the selection of this method.

Under the PWERM, the value of the Company’s common shares was estimated based upon an analysis of future enterprise values under the aforementioned scenarios. The future enterprise values were allocated to the equity classes expected to be outstanding at the various liquidity events based on the rights and preferences of each class. The future value of the common shares under each liquidation event was then discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication of value for each common share. Under the stay private scenario, a discount for lack of marketability, to account for the illiquidity of the common shares, was applied to the indicated common share value to determine its fair value. As of the valuation date, an exit via an IPO or strategic sale or merger was considered more likely than remaining a private company. As such, a lower probability was assigned to the stay private scenario at each valuation date based on management’s best estimate. Moreover, the exit via an IPO was considered to be significantly more likely than an exit via a strategic sale or merger. Each of the liquidity event dates determined by management was considered equally likely.

In this regard and in response to the Staff’s comment, the Company respectfully advises the Staff that it has revised its disclosure on page 53 of the prospectus to reflect the above-mentioned valuation methodologies that were used in determining its fair value per common share.

Business, page 52

Our Merchandise, page 55

37.	We note your disclosure on page 56 that “no single category world represented more than 22% of our total sales.” To the extent that any single category world accounted for more than 10% of your consolidated revenue, please disclose the percentage of total revenue contributed by such product category. Refer to Item 101(c)(1)(i) of Regulation S-K.

The Company has revised the disclosure on page 60 of the prospectus in response to the Staff’s comment.

Our Stores, page 56

38.	We note your disclosure that your stores are located in “power, community and lifestyle shopping centers.” Please describe each of these types of shopping centers, with a view to helping investors understand the locations in which you operate.

The Company added disclosure to page 1 of the prospectus in response to the Staff’s comment.

Securities and Exchange Commission

May 23, 2012

Expansion Opportunities and Site Selection, page 57

39.	We note your disclosure that your new store model assumes that new stores achieve sales of approximately $1.5 to $1.6 million in the first full year of operation. Please clarify whether this is consistent with what your new stores have historically earned in the first full year of operations, or explain to investors why your new store model assumes such sales.

The Company has revised the disclosure on page 62 of the prospectus in response to the Staff’s comment.

Executive Compensation, page 68

Compensation Discussion and Analysis, page 68

Relative Size of Major Compensation Elements, page 69

40.	We note your disclosure in this section that “the compensation committee may decide, as appropriate, to modify the mix of base salary, annual cash incentives, long-term equity incentives and retirement/perquisites to best fit a Named Executive Officer’s specific circumstances.” Please disclose when the compensation committee may decide to adjust the allocation between elements of an NEO’s compensation. For example, disclose whether the compensation committee must make such a determination at the beginning of the fiscal year, or whether the compensation committee can make such determination when paying out any awards.

The Company has revised the disclosure on page 75 of the prospectus in response to the Staff’s comment.

Base Salary, page 70

41.	Please briefly describe the factors considered in making the determination to increase Messrs. Schlessinger and Vellios’ base salaries retroactive to January 30, 2011. Refer to Item 402(b)(2)(ix) of Regulation S-K.

The Company has revised the disclosure on page 75 of the prospectus in response to the Staff’s comment.

Annual Incentive Compensation, page 70

42.	We note your disclosure that cash incentive awards to your NEOs are “guided by a plan term sheet, but are otherwise discretionary based on the subjective determination of the compensation committee.” Please elaborate upon the subjective factors used by the compensation committee in determining the amounts to be paid out pursuant to your annual incentive compensation plan, and elaborate upon these factors as they apply to the $3 million bonuses paid to Messrs. Schlessinger and Vellios in fiscal 2011. Refer to Item 402(b)(1)(v) of Regulation S-K.

Securities and Exchange Commission

May 23, 2012

The Company has revised the disclosure on page 76 of the prospectus in response to the Staff’s comment.

43.	We note your statement that the bonuses paid to Messrs. Schlessinger and Vellios represent “a discretionary, one-time bonus of $3.0 million.” However, it appears from your description of your annual incentive compensation program and the discretion that your compensation committee exercises over awards made under this program, that such a bonus could be awarded in any given fiscal year. Please revise to describe the way in which the awards issued in fiscal 2011 are not representative of future awards contemplated by the compensation committee, or advise.

The Company has revised the disclosure on page 76 of the prospectus in response to the Staff’s comment.

44.	We note your statement in the third full paragraph on page 71 that because you incurred certain unexpected expenses, the compensation committee made additional adjustments to your fiscal 2011 Adjusted EBITDA “for purposes of measuring achievement by our executive officers of their bonus targets.” Please further describe these adjustments, with a view towards explaining to investors how you determined the amounts to be paid to your NEOs under the annual incentive compensation plan program. Refer to Item 402(b)(2)(vi) of Regulation S-K.

The Company has revised the disclosure on page 77 of the prospectus in response to the Staff’s comment.

Long-term Equity Incentive Compensation, page 71

45.	Please briefly describe the specific items of corporate and individual performance taken into account by the compensation committee in determining to award non-qualified stock options to Mr. Bull in fiscal 2011. Refer to Item 402(b)(1)(v) of Regulation S-K.

The Company has revised the disclosure on page 77 of the prospectus in response to the Staff’s comment.

Potential Payments Upon Termination or Change of Control, page 75

46.	Please define key terms such as “cause,” “good reason” and “Change of Control Transaction” throughout the section instead of referring to the agreements in which they are contained. This comment also applies to the key terms referenced in the “Employee Benefit Plans” section beginning on page 78.

The Company has revised the disclosure on pages 82, 83 and 88 of the prospectus in response to the Staff’s comment.

Securities and Exchange Commission

May 23, 2012

Certain Relationships and Related Party Transactions, page 86

47.	Please disclose the information required by Item 404(a) of Regulation S-K for the Option Cancellation Agreements disclosed on page 85.

The Company has revised the disclosure on pages 94-95 of the prospectus in response to the Staff’s comment.

Our Policies Regarding Related Party Transactions, page 87

48.	Please disclose the standard(s) that the nominating and governance committee will apply in determining whether to approve any of the transactions described in this section. Refer to Item 404(b)(1)(ii) of Regulation S-K.

The Company advises the Staff that the Audit Committee has been delegated the authority and responsibility to review related party transactions. The Company respectfully advises the Staff that the standards that the Audit Committee will apply in determining whether to approve related party transactions are included on page 95 of the prospectus.

Principal and Selling Shareholders, page 89

49.	For each principal or selling shareholder, please indicate by footnote or otherwise the number of shares with respect to which such holder has the right to acquire beneficial ownership. Refer to Item 403(a) and (b) of Regulation S-K.

The Company has revised the disclosure on pages 97 and 99 of the prospectus in response to the Staff’s comment.

Underwriting, page 108

50.	Please briefly describe the “certain exceptions” to the lock-up agreements to which you refer on pages 108-109.

The Company has revised the disclosure on pages 108-109 of the prospectus in response to the Staff’s comment.

Financial Statements, page F-1

Statements of Operations, page F-4

51.	From disclosure on page 8 and elsewhere in the filing, you disclose you plan to effect a reverse stock split prior to the closing of this offering. Please confirm that you intend to adjust your disclosure of outstanding shares and earnings per share for each historical and pro forma period presented throughout your filing to give retroactive effect to the split. In addition, provide a cross-referenced note which discloses your retroactive treatment, explain the changes made, and states the date in which the split became effective. Refer to SAB Topic 4.C.

Securities and Exchange Commission

May 23, 2012

The Company acknowledges the Staff’s comment and respectfully confirms that once the reverse stock split is declared, the Company will amend its disclosure of outstanding shares, earnings per share and related share data for each historical and pro forma period and the Company will provide a cross-referenced note which discloses the retroactive treatment.

52.	Revise your pro forma earnings per share calculations to give effect to the number of shares whose proceeds would to be used to repay your outstanding indebtedness under your new term loan facility. We also note your intention to pay dividend to common shareholders in 2012 based on your disclosure on page 29. In this regard, when a dividend is to be paid out of the proceeds of the offering rather than from current year’s earnings, pro forma per share data should be presented giving effect to the number of shares whose proceeds would be necessary to pay the dividend. Refer to SAB Topic 1.B.3. Lastly, provide a footnote which summarizes pro forma net income and pro forma basic and diluted net income per share computations.

The Company has revised its disclosure related to pro forma earnings per share calculations on page F-4 to give effect to the number of shares whose proceeds would be used to repay its outstanding indebtedness under the new term loan facility and added a footnote on pages 9 and 35-36 which summarizes pro forma net income and pro forma basic and diluted net income per share calculations.

The Company respectfully advises the Staff that the dividend was paid out of the proceeds of the new term loan facility and is not to be paid out of the proceeds of the offering. Accordingly, the Company has excluded the dividend from its pro forma earnings per share calculation.

(1) Summary of Significant Accounting Policies, page F-7

53.	Tell us and disclose how you define your reportable segments. Refer to ASC 280-10-50-21. Further, provide the enterprise revenue disclosure as required by paragraph 40 of ASC 280-10-50.

The Company has revised its disclosure on page F-24 in response to the Staff’s comment.

(f) Inventories, page F-8

54.	Please disclose how accurate your inventory shrinkage estimates have been in the past and the impact of any adjustments made resulting from your annual physical inventory.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company estimates shrink in the beginning of the fiscal year based on prior year results and makes any adjustments based on current trends and projections. In January, each store goes through a physical inventory count at which time our shrink is adjusted to the actual results. As inventories are counted in the middle of January, shrink is estimated for the final two weeks of the fiscal year. The table below shows the accuracy of the inventory shrinkage for the past three fiscal years. As the impact of adjustments resulting from the annual physical inventory is immaterial in all periods presented, the Company has not revised its disclosure.

Securities and Exchange Commission

May 23, 2012

	FY2009	FY2010	FY2011
Estimated shrink reserve	$2,275	$3,297	$4,669
Adjustment based on actual results	$(14.6)	$(201.3)	$(456.0)
% Accuracy of estimated shrink reserve	-0.6%	-6.1%	-9.8%

55.	We note your disclosure that cost is determined on a weighted average cost method which approximates a FIFO (first in, first out) basis. In that regard, explain to us and disclose in further detail on how your weighted average cost method approximates FIFO basis in your situation.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company’s weighted average cost method approximates FIFO based on the nature of its inventory. The Company calculates its weighted average cost on a SKU by SKU basis and the Company’s inventory turns very quickly, and generally inventory remaining at the end of a period was not in inventory at the beginning of that same period. Due to the multiple turns of inventory, any difference between the application of FIFO and average costing methods is not significant. Additionally, the Company has not experienced significant price volatility in the merchandise it purchases, which leads both methods to similar results, and the Company’s pricing model of selling merchandise for $5 and below leads to a narrow band of per unit purchase costs.

The Company has revised its disclosure on page F-8 to clarify the Company’s weighted average cost method.

(m) Revenue Recognition, page F-10

56.	Please revise your disclosure for unredeemed gift certificates to indicate whether or not gift certificates are sold with expiration dates. If not, disclose whether you recognize gift card breakage revenues including how you determine when the likelihood of redemption becomes remote.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that gift certificates are not sold by the Company. The Company supplementally advises the Staff that it sells gift cards without expiration dates. If permissible by state law, a monthly administrative fee is applied to gift cards that have been inactive for a period greater than twenty-four months. Income from dormancy fees was $0.1 million, $0.1 million and $0.2 million in Fiscal Year 2011, Fiscal Year 2010 and Fiscal Year 2009, respectively. As these amount are not material to the Company, the Company respectfully advises the Staff that it did not revise its disclosure in response to the Staff’s comment.

(6) Common Stock Options, page F-19

57.	Please explain to us and disclose how you measured the compensation cost related to the incremental value associated with the modification of the options.

The Company respectfully advises the Staff that the incremental value associated with the modification of the options was based on the increase in value of the modified award compared to the fair value of the original award measured immediately before the modification. The increased value was driven primarily by the value of the extraordinary dividend paid in October 2010 in connection with the 2010 Transaction ($4.58/share) that holders were able to receive due to the modification of the unvested options to allow early exercise. Such holders would not have been entitled to receive the dividend in the absence of the modification.

As the payments related to the dividend received by the unvested option holders that became unvested restricted shareholders was non-forfeitable (i.e. not subject to recapture/claw-back by the Company) and based on the nature of the modification to provide employees (who are unvested restricted share holders) the ability to benefit from the dividend by virtue of being an employee on that date and not in the future, the incremental compensation was taken immediately upon the modification/payment of dividend.

As of the date of the modification there were 940,911 unvested options resulting in a total incremental compensation charge of $4.3 million.

The Company has revised its disclosure on page F-19 to clarify how it measured compensation cost related to the incremental value associated with the modification of the options.

Part II — Information Not Required in Prospectus, page II-1

Item 16. Exhibits and Financial Statement Schedules, page II-6

58.	Please revise the exhibit index to include the consent of Pepper Hamilton LLP.

Securities and Exchange Commission

May 23, 2012

The Company has revised the exhibit index in response to the Staff’s comment.

Item 17. Undertakings, page II-7

59.	Please provide the undertakings required by Item 512(a)(5)(ii) and Item 512(a)(6) of Regulation S-K.

The Company has revised the undertakings on page II-8 in response to the Staff’s comment.

We thank you for your prompt attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at 610.640.7839 or to Barry M. Abelson at 215.981.4282.

Very truly yours,

/s/ John P. Duke

cc:	David Schlessinger

Thomas Vellios

Kenneth R. Bull

Barry M. Abelson